SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Absolute Software Corporation
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

00386B109
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

with a copy to:

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00386B109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,506,989
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,506,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,506,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.38%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 00386B109	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,506,989
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,506,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,506,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00386B109	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2021, as subsequently amended on Schedule 13D (as amended thereby and hereby, the “Schedule 13D”), with respect to the Common Shares, no par value (the “Common Shares”), of Absolute Software Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 6, 2023, Edenbrook sent a letter (the “June 6 Letter”) to Dan Ryan, The Chairman of the Board, reiterating Edenbrook’s strong belief that the terms of the Acquisition significantly undervalue the Issuer. The June 6 Letter details and provides additional support for Edenbrook’s belief that the Acquisition undervalues the Issuer, particularly in light of the Issuer’s recent filing of its Management Information Circular, which raises serious concerns about the process undertaken by the Issuer in regards to the Acquisition.

The foregoing summary of the June 6 Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the June 6 Letter, which is filed herewith as Exhibit 3 and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3	June 6 Letter.

CUSIP No. 00386B109	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2023

EDENBROOK CAPITAL, LLC

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC, its General Partner

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

By:	/s/ Jonathan Brolin
JONATHAN BROLIN

Exhibit 3

June 6, 2023

Dan Ryan

Chairman of the Board

Absolute Software Corporation

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia, Canada

V7X 1K8

Dear Dan:

Our firm, Edenbrook Capital, LLC, is writing this letter as a follow-up to the letter we sent you on May 18 (the “May 18 Letter”), in which we described why we thought the May 11 announcement of a proposed transaction for Absolute Software Corporation (the “Company” or “Absolute”) to be taken private by Crosspoint Capital Partners (“Crosspoint”) significantly undervalued the Company (the "Proposed Acquisition") and was not in the best interest of the Company and its public shareholders. Following our review of the Management Information Circular of the Company (the “Circular”), which was filed on SEDAR late in the day on Friday, May 26, just ahead of the Memorial Day Weekend, but not until Tuesday morning May 30 with the Securities and Exchange Commission, we have serious concerns about the process undertaken by the Company and numerous questions that we feel you must answer for public shareholders. In short, as we will detail, we believe that the Company has manufactured a debt crisis to coerce public shareholders to vote for the Proposed Acquisition and has made insufficient disclosure of material information. Rather than seek to blow up the Proposed Acquisition, we will illustrate another strategic path forward that we believe could create more value for all Absolute shareholders.

Breaking the Covenant

In the May 18 Letter, we highlighted what we believe were the poor financing decisions the Company made regarding the debt taken on to finance the purchase of NetMotion in 2021. Since then, the Company has repeatedly assured investors that it had the wherewithal to service its debt and comply with the covenants associated with that term loan. To a large extent, investors had to take the Company’s word for it, because while the BSP Credit Agreement (the “Credit Agreement”) called for a step-down in the debt/EBITDA ratios required to stay in compliance, the actual levels of those covenants were redacted in the

Credit Agreement filed at the time the deal closed in July 2021, but were later shown in the Company’s financial statements to range from 8.0x for the fiscal quarter ended September 30, 2021, to 3.75x for the fiscal quarter ending June 30, 2024 and thereafter, for the final three years until maturity at July 1, 2027. The levels for each quarter between the 8.0x in September 2021 and the 3.75x in June 2024, however, were never disclosed. We asked management multiple times to explain why those numbers were redacted, so that we could assess both the rate changes and the Company’s ability to comply with its financial covenants, but never received a satisfactory answer. Nonetheless, in multiple public presentations, management presented slides to suggest that the Company was comfortably positioned under the required thresholds and at the Company’s Analyst Day in September 2022, showed a path to driving that further down.

Yet the Circular contains multiple mentions of discussions between the Company and its lender, Benefit Street Partners (“BSP”), regarding the need to adjust those covenants. Further, the Circular describes two amendments to the Credit Agreement, on March 30 and May 8, that raise troubling questions.

One of the changes from those amendments relates to the Company’s request to include certain portions of its cash that had been previously excluded from the “net measurement of the debt under the terms of the BSP Credit Agreement,” as set forth in the Circular. And yet, in multiple Company presentations, including the ones made in conjunction with the announcement of the NetMotion acquisition on May 11, 2021, and at the September 2022 Analyst Day, the Company used its entire cash balance to calculate a lower Net Debt number, and thus present a lower Net Debt/EBITDA number for its leverage calculation.

Consider the following quotes made by the Company’s then-Chief Financial Officer since the NetMotion deal closed in July 2021, both describing net leverage:

“The term loan structure provides the company with flexibility with baskets in terms that allow us to optimize our capital structure and de-leverage as we move forward. All three, we believe, to the benefit of stockholder value. Importantly, we continue to believe that the strong profitability profile of the combined business supports the approximately 4.5 times leverage at closing and enables us to de-lever going forward. With our target to attain a net debt to adjusted EBITDA ratio that's below 2 times in a two-year timeframe. As you saw this past month in the quarterly announcement, our cash dividend payments remain in place.”

-CFO Steven Gatoff, August 10, 2021, Absolute Fiscal Fourth Quarter 2021 Earnings Call

“We continue to believe that the solid profitability and profile of the combined business supports the approximately 4.4 times leverage that will enable us to de-lever going forward. As we’ve discussed, we’re targeting a net debt to adjusted EBITDA ratio below 2 times in a two-year timeframe.”

-CFO Steven Gatoff, November 10, 2021, Absolute Fiscal First Quarter 2022 Earnings Call

If there were portions of your cash that could not be used in the calculation of the Net Debt level for purposes of the covenant, why wouldn’t the Company just have used that unallowable cash to pay down more debt and thus lower the total debt outstanding?

2

Did the Company find out that it couldn’t use this cash for the calculation during the recent covenant discussions, meaning that it never really understood its own covenants? Or did the Company know this all along, but still suggested in multiple presentations that it could fully count the cash to provide a more flattering picture? Either option is highly problematic.

In addition, the September 2022 Analyst Day presentation, and other Company presentations and press releases, include add-backs for various expenses and other adjustments that increase the reported EBITDA and therefore contribute to a more positive presentation of the leverage position, and by implication, the debt covenant coverage, but were these fully allowable addbacks for the covenant calculations under the Credit Agreement? Was the EBITDA disclosed in Company presentations the same as that calculated for leverage purposes as prescribed in the Credit Agreement with BSP? Similar to the question regarding cash above, were the EBITDA addbacks made because the Company did not properly understand its own covenants? Or were they made to show flattering and inflated numbers that were different than what the covenants required in order to provide investors with a false sense of comfort? Whether this was intentional or not, it raises questions about the quality and accuracy of the Company’s reporting practices on material items. And why wasn’t the March 30 amendment, for which the Company paid an undisclosed fee, filed publicly as soon as it happened, as a change to the Credit Agreement is a material change that should be disclosed to public shareholders?

The sudden need for covenant flexibility was also surprising given a public statement made by the current Company Chief Financial Officer just a few weeks prior to the March 30 amendment:

“Our expectation is for higher profitability and cash flow for the remainder of the year. And that gives us confidence in our ability to service the debt while continuing to invest in our business.”

-CFO James Lejeal, February 14, 2023, Absolute Fiscal Second Quarter 2023 Earnings Call

Further, while the March 30 amendment created flexibility for the March 31 covenant, the March 31 quarter-end numbers released on May 15 were in-line with expectations, so it remains unclear why the covenant needed to be relaxed in an immediate fashion. According to the Circular, on February 9, “the Board further requested Company management to review the Company’s covenants under the BSP Credit Agreement in light of the revised financial outlook of the Company, the prevailing interest rate and credit environment and macro-economic environment effecting [sic] top line performance.” Yet five days later on the earnings call, management gave no indication that it was reviewing these covenants. Troubling.

In addition, the Company continued paying its dividends until May 24, and has been paying these dividends at the same level since prior to the NetMotion acquisition in 2021. It is hard to reconcile that the Company would continue to pay its dividend this quarter while supposedly struggling with covenant issues at the same time.

3

The Manufacturing of a Crisis

Much more troubling is the second amendment to the credit agreement referenced in the Circular. In this amendment, agreed to on May 8, the Company sought additional covenant relief related to “the relaxation of the total net leverage test under the BSP Credit Agreement for the periods ending on March 31, 2023 and June 30, 2023,” amongst other things. Was this additional relief for the March 31 quarter beyond what was already agreed to in the March 30 amendment? And was the change required because the Company hadn’t been properly calculating the numerator, net debt, or because of a worsening or miscalculated denominator, EBITDA? If the Company’s financials were deteriorating, this information was not reflected in the fiscal third quarter earnings release on May 15, which was in-line with expectations. Further, the Circular cites the Special Committee, of which you were a member, considering “the Company’s projected weakening near term financial performance” as a reason to support Crosspoint’s lowered bid from $13.00 to $11.50 per share on May 9. If the outlook had worsened for the rest of the year, why didn’t the Company revise its guidance for the rest of the year (its remaining fiscal fourth quarter, ended June 30) when it released its earnings report just six days later on May 15? After all, when the Company lowered guidance on February 14, it did so without needing any covenant relief. So, if the Company subsequently needed covenant relief related to “weakening near term financial performance,” how material could that weakening have been if it did not warrant changes to guidance, per prior Company practices? And if it wasn’t material enough to warrant guidance changes, how was it material enough to have impacted the covenants?

Either the numbers are or are not expected to be worse. The third quarter was in-line with expectations and the Company didn’t lower guidance, so what “projected weakening near term financial performance” was guiding your decision? Certainly that is material information for public shareholders attempting to evaluate the prospects for the Company as a possible standalone business should the Proposed Acquisition not receive the required votes to pass. Notably, when the Circular cites the reasons for Crosspoint lowering its bid, it cites as the first two reasons Crosspoint’s “discussions with its own financing sources [presumably meaning they couldn’t borrow as much as they thought they could]…[and]…the Company’s long term debt profile [which had not changed at all between the time the bid was $13.00 and the time it was lowered to $11.50].” You know what they didn’t cite? Projected weakening of near term financial performance. So if the prospective buyer didn’t use “projected weakening near term financial performance” as an excuse, and the Company’s third quarter numbers were in-line with expectations and there was no reduction in guidance, was there really a “projected weakening near term financial performance” or was that an excuse to approve a re-traded deal?

Even worse, the second amendment “provided for (a) the repayment of the principal amount, all interest accrued and any prepayment premium required under the BSP Credit Agreement upon the earlier to occur of (i) the completion of a sale transaction of the Company, including the Arrangement, (ii) five business days following the termination of the Arrangement Agreement, (iii) the Arrangement failing to be approved in any shareholder vote and (iv) November 15, 2023.” Why would the Company agree to such an onerous provision? If the Company breached its covenants, we would expect that BSP could already force the Company to repay its debt in full, so why would the Company agree to pay a fee to add a term that by definition already existed?

4

We can understand the Company and BSP agreeing on full repayment IF the Company were to be sold, but why should the Company have to repay in full if the Company is not sold, when the debt is otherwise not due until July 2027?

We believe that this change is completely off-market and more importantly, not in the best interests of the Company and its shareholders and we think it was agreed to because the Company wanted to create the illusion of a ticking debt bomb that would go off if public shareholders did not vote for the deal. In doing so, the Company is effectively coercing public shareholders into voting for the deal, giving them a false choice: either you accept what Edenbrook believes is an inadequate price (as we demonstrated in the May 18 Letter) or the Company will be in big trouble because it will have to pay back this debt and will probably have to do a big dilutive financing to do so. To reiterate, this debt was otherwise not due until July 2027, and the Company had already shown in March that it could pay a fee to amend the Credit Agreement, so why could it not do so again here? Or was it because the Company wanted to set up this scenario to stack the deck in favor of a YES VOTE? How could the Board, in exercising its fiduciary duties, agree to such a coercive transaction structure? Was this another example of the Company’s poor capital structure management, as detailed in the May 18 Letter, or was this done intentionally to force a YES VOTE?

It's noteworthy that Crosspoint can also walk away from the deal, and thus also trigger the debt bomb, if holders of 10% or more of the Company’s common stock seek Dissent Rights. Given that Edenbrook owns 10.38% of the Company, and has a record of speaking out against what it believes are deals with poor processes, this also seems like an intentional maneuver to put pressure on us, creating the perception that we are the ones who could potentially ignite the debt bomb, when this appears to have been manufactured by the Company to get the deal done. We have no interest in doing something that could imperil our investment as well as the other public shareholders by lighting the fuse of the explosives that the Company has planted.

It's a Process (Just Not a Full One)

We understand that corporate boards are entrusted to use their business judgement and to run high quality processes and that sometimes the results of these processes are not perfect. That said, while we are not demanding perfection, we are demanding a thorough process that benefits all shareholders. In this context, it is curious that on May 9, one day after the second amendment was signed by the Company and BSP on May 8, Crosspoint lowered its bid for the Company from $13.00 per share to $11.50 per share, after having previously bid $12.00, raised that to $12.60 and then again to $13.00. Based on the disclosure in the Circular, we do not really have a clear sense as to how this happened. Is that fact pattern going to stand up well to a potential discovery process, that one day after the Company agreed to an off-market, self-induced debt implosion deal with its lender, its leading prospective buyer submitted a lowered bid, knowing that the Company had just agreed one day earlier to pay back the debt whether or not a deal was consummated, and thus giving the Company almost no leverage to negotiate?

5

The Circular claims that the Company’s bankers, Perella Weinberg Partners, could not get another response from other interested parties to top Crosspoint’s lowered bid on May 9, but we believe that this statement is misleading, because most of those other interested parties had been blocked from doing work on the Company during Crosspoint’s window of exclusivity, per the Circular. It’s not realistic to give the other interested parties one day to figure out if they would be in a position to top Crosspoint’s lowered bid, given the information gathering gap created by the exclusive window that Crosspoint enjoyed.

And why did the Company have to announce the deal on May 11? The Company had a pending earnings call on May 15, but still could have held that call and continued negotiating with the other interested parties, who had expressed interest north of $12.00 per share, as noted in the Circular. This, too, seems like a manufactured deadline, in which the Company perhaps felt that it had to sign the deal on May 10 and announce it on May 11 in order to not have the earnings call on May 15. Given the Company’s poor performance in answering questions on the February 14 earnings call, as described in the May 18 Letter, perhaps the Company did not want a repeated round of public scrutiny.

Or was this deal rushed because the financials released that day were actually fine, in-line with expectations, and had they been released with a normal earnings call and no deal announcement, the stock might have rallied when investors realized that the fears created on the February 14 earnings call discussed in the May 18 Letter were overblown? Is it possible that those fears were intentionally raised on February 14 in order to drive the stock down so that a deal like this could be struck at below market prices? Our antennae were raised when the Company’s stock was halted in advance of the February 14 earnings call at the Company’s request, because the reduction in guidance on that call was actually fairly modest (about 3.5%). With over 25 years of public markets experience, we have not seen another company’s stock halted for such a modest guidance reduction. Was this done to create the spectre of a worse situation than actually existed? Somewhere off in the distance, lawyers are reading these questions and making lists for potential discovery requests.

We call on the Company to immediately publicly file (i) the amendments to the Credit Agreement, including the fees paid; and, (ii) an unredacted version of the original covenants and a table showing the new covenants, so that shareholders can better understand the implications of a “VOTE NO” outcome. Please and thank you.

A Better Path Forward

Among the reasons cited in the Circular that were considered by the Board and the Special Committee were:

Business and Macroeconomic Conditions. The current and prospective business and financial environment in which Absolute operates, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on Absolute and the execution of its plans as a standalone company, including the risks of current increased economic and market uncertainty related to factors such as the regional bank crisis in the United States, inflation and the impact of a high interest rate environment on Absolute’s indebtedness, and the continuing war in Ukraine, and increased challenges faced by companies in Absolute’s industry of its scale in raising capital.

6

These “reasons” are laughable. The continuing war in Ukraine is a reason to do this deal? The quarters that followed the onset of the war, which has been an unimaginable tragedy for the people of Ukraine, were some of the best in the Company’s history, with another year of Rule of 40 achievement in Fiscal 2022. The regional bank crisis you cite is the exact reason not to have rushed this deal and explored a sale earlier this year: how many potential buyers had to worry about where their cash was before they could worry about what to spend it on for acquisitions? And the high interest environment that is impacting the Company is a direct result of poor choices made by the Company, as detailed in the May 18 Letter. As for the increased challenges faced by a Company of Absolute’s scale, we agree, and it’s why we think we have a much better outcome for you.

The issues laid out in this letter and the May 18 Letter detail numerous flaws with the price and process related to the Proposed Acquisition. While it may now seem to public shareholders that they are forced to vote for the Proposed Acquisition or suffer from the debt implosion triggered by the Company, there is a better outcome: a white knight buyer.

For all potential buyers, there is good news: the Company has set a very low bar for you to clear to generate a Superior Proposal, as described in the Circular. Also, the fact that Crosspoint is taking the Company private highlights that there are restructuring opportunities that can be made that will unlock value in a future transaction. The table below shows several companies that could be great fits. This list is not meant to be exhaustive, but just to provide examples. These are other cybersecurity companies whose products are currently part of the Absolute ecosystem. In fact, as the Company has shown in numerous presentations, these companies’ products work better when used in conjunction with Absolute’s products. And as these are all larger companies, with more globally distributed sales forces and channel partners, they can more easily and directly sell the combined offering to a broader audience. Further, as the table shows, given how much higher the multiples are of these companies, they could afford to pay a reasonable premium for Absolute and still have it be highly accretive. Even a one-multiple increased turn of ARR, for example, would yield approximately $4.25 per share of additional value for Absolute shareholders, a 37% increase to the $11.50 Proposed Acquisition price. While this price is still well below what we believe the Company is worth, as outlined in the May 18 Letter, it’s still far superior to the low-priced deal that the Company supports.

Further, all of these companies can finance the purchase with existing cash on hand, as their cash balances range from $2 billion to $4 billion. Or, they could use a combination of cash and much lower priced financing than Crosspoint can obtain. And this is what really gives lie to the supposed debt issue of the Company: if it really were such a problem, how could a private equity buyer be a superior buyer to a larger strategic company?

7

The private equity firm has to tap into financing that is likely much more expensive than that available to these large strategics with strong balance sheets. While we don’t know exactly what rate Ares Capital Management (named in the Circular) will be charging Crosspoint, we expect it is likely to be directionally similar to what Absolute is paying BSP, which was LIBOR plus 600 basis points (with a 75 basis point floor), a rate that is currently over 11.5%. Meanwhile, Palo Alto Networks, for example, has a $400M unused credit facility with an interest rate of SOFR plus a spread of 1.00-1.375%, or approximately 6-6.4%. Similarly, Crowdstrike, has an unutilized $750 million revolver with a rate of LIBOR plus 150 basis points, or closer to 7%.

Again, both of these companies have enough cash to not need financing, but if they chose to do so, could reasonably finance it at far lower rates than could Crosspoint, lowering their interest expense and allowing the strategics to pay more for Absolute. Put simply, to a strategic buyer the debt is just a number to subtract from a valuation: if they think the Company is worth $21 per share and there is $5.00 per share of debt, for example, they pay $16.00 for the equity and use the other $5.00 to pay off the debt directly, or, they can refinance some or all of the debt at much lower rates than Crosspoint can access.

We think now is a great opportunity for tech bankers of the world to call their clients, develop their pitchbooks and shake their moneymakers. They may have an opportunity to get their client a valuable strategic asset at an attractive price that still would be extremely rewarding to public shareholders. Further, a strategic buyer could clean up this whole situation: goodbye unnecessarily expensive debt, hello valuable strategic bolt-on acquisition with great expansion potential and a highly underpenetrated market, as detailed in the May 18 Letter. In this scenario, the buyer and public shareholders, the actual owners of Absolute Software, can both benefit. Capitalism can be a cleansing process.

You Can Do Better, You Can Be Better

It gives us no pleasure writing a letter like this. We always seek collaborative, constructive relationships with management teams and boards, but we will stand up to abusive deals. We will not wilt from the crisis we believe you have created, and we are seeking a better outcome for all public shareholders, not just us. But again, let us reiterate: we have no interest in doing something that could imperil our investment as well as the other public shareholders by lighting the fuse of the explosives that the Company has planted.

Sincerely,

Jonathan Brolin

Founder and Managing Partner

8